

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Michael J. Little
Chief Financial Officer
Premier Exhibitions, Inc.
3340 Peachtree Road, N.E.
Suite 900
Atlanta, GA 30326

> **Re:**   **Premier Exhibitions, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2013**
> **Filed May 29, 2013**
> **File No. 000-24452**

Dear Mr. Little:

We have reviewed your responses to the comments in our letter dated September 25, 2013 and have the following additional comment.

Signatures, page 152

1. We note your response to our prior comment 9 and reissue. Please amend your filing to revise the second half of your signature page to include the signatures of your principal financial officer and your controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2) and Signatures. In this regard, we expect a full amendment to address the missing signatures.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief